UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission file number: 001-38813

Puyi Inc.

61F, Pearl River Tower

No. 15 Zhujiang West Road, Zhujiang New Town, Tianhe, Guangzhou

Guangdong Province, People’s Republic of China

Tel: +86-020-28381666

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Share Repurchase and Share Transfer Between Puyi and Fanhua

On December 22, 2023, Puyi Inc. (“Puyi”) entered into a share repurchase agreement with Fanhua Inc. (“Fanhua”), pursuant to which Puyi intends to repurchase 4,033,600 ordinary shares of Puyi beneficially owned by Fanhua, representing 4.46% of Puyi’s share capital (“Share Repurchase”). Concurrently, Puyi entered into a share transfer agreement with Fanhua, pursuant to which Fanhua, through its wholly-owned subsidiary in China, will acquire 15.41% of the equity interests in Fanhua Puyi Fund Sales Co., Ltd. (“Puyi Fund”), a wholly-owned subsidiary of Puyi, for a consideration consisting of the share repurchase price and a cash consideration of approximately RMB10.5 million (the “Share Transfer,” collectively with the Share Repurchase, the “Transaction”). The Transaction is expected to be closed before December 31, 2023.

CONTENTS

Exhibit 99.1	–	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PUYI INC.

By:	/s/ Ren Yong
Name:	Ren Yong
Title:	Chairman of the board, Chief Executive Officer

Date: December 22, 2023

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